FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2002

Royal Dutch Petroleum Company

Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Key features of the third quarter 2002
Earnings by industry segment
Statement of income
Earnings by industry segment
Summarised statement of assets and liabilities
Summarised statement of cash flows (Note 3)
Operational data
Capital investment
Special items (Note 4)
Adjusted CCS earnings by industry segment
Proforma earnings per share (Note 5)
SIGNATURES

Royal Dutch/Shell Group of Companies

RESULTS

THIRD QUARTER				NINE MONTHS

2002	2001	%		2002	2001	%

$ million				$ million
2,631	2,454	+7	Net Income	7,105	9,952	-29
212	(187)		Estimated current cost of supplies (CCS) adjustment	509	(207)
2,419	2,641	-8	CCS earnings	6,596	10,159	-35
178	(45)		Special credits/(charges)	160	84

2,241	2,686	-17	ADJUSTED CCS EARNINGS	6,436	10,075	-36

Return on Average Capital Employed				11.9%	20.8%

Key features of the third quarter 2002

•	The Group’s adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) of $2,241 million were 17% lower than last year. The benefits of 9% higher production volumes and higher oil prices were more than offset by one-off charges resulting from fiscal changes in the UK and by weak refining margins.

•	Reported net income of $2,631 million was 7% higher than last year, including net special credits of $178 million mainly related to continuing portfolio upgrading.

•	On an adjusted CCS basis, Royal Dutch earnings per share were €0.65 ($0.64 per share), a decrease compared with last year of 24% (16% in $ per share), and Shell Transport earnings per share were 6.0p, a decrease of 21%.

•	Both Royal Dutch and Shell Transport continued their share buyback programmes. In the third quarter, shares were purchased under these programmes for a total consideration of $0.7 billion.

•	The acquisition of Pennzoil-Quaker State (PQS), a leading lubricants marketer in the USA, was completed in October. Together with the acquisition of Enterprise Oil in the UK, and in the downstream DEA in Germany and the Texaco interests in Equilon and Motiva in the USA, four major deals have been completed this year. Integration and synergy capture is proceeding in line with plan in all of these.

•	Portfolio upgrading continued with a number of divestments; proceeds from asset disposals were $0.4 billion this quarter, bringing the total for the year to $0.8 billion.

A report by Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

•	Exploration and Production adjusted earnings of $1,684 million were down from $1,778 million a year ago. The benefit of 9% higher hydrocarbon production and higher oil prices was offset by one-off tax charges resulting from changes to the fiscal regime in the UK.

•	Gas & Power adjusted earnings were $127 million compared with $300 million a year ago. Earnings last year included non-recurring income in the US natural gas liquids business while marketing and trading earnings and dividend income were lower this quarter.

•	Oil Products adjusted CCS earnings of $527 million were down from $799 million a year ago as the very weak refining environment continued.

•	Chemicals adjusted earnings of $164 million were significantly higher than those achieved a year ago. Earnings benefited from volume growth across the portfolio and improved margins in some products.

•	Capital investment for the quarter totalled $5.3 billion, compared with $2.4 billion in the third quarter last year. Some $1.35 billion of the increase related to the acquisition of the RWE interest in the RWE-DEA downstream joint venture in Germany, the payment for which is not due until July 2003.

•	A programme of four major strategic acquisitions has been completed this year. The equity acquired totals $10.4 billion and $5.9 billion of debt has been assumed. The PQS acquisition will be included in the capital investment reported in the fourth quarter. Underlying capital investment for the first three quarters excluding these acquisitions was $9.7 billion.

•	The Return on Average Capital Employed (ROACE) on a CCS earnings basis for the twelve months to September 30, 2002 was 11.9%.

•	At the end of the quarter the debt ratio was 22.7%; cash, cash equivalents and short-term securities amounted to $4.3 billion, including some $3 billion of funds held for the purchase of PQS.

•	Cash flow from operations was $5.6 billion compared with $3.5 billion a year ago.

Commentary

     Crude oil prices firmed in the quarter due to declining oil stocks and continuing tensions in the Middle East. Brent crude prices averaged $26.90 a barrel compared with $25.30 a barrel a year ago, while WTI crude averaged $28.25 a barrel compared with $26.65 last year. The outlook for crude prices is particularly uncertain and will be dependent on the pace of global economic recovery, the severity of the northern hemisphere winter, political developments in the Middle East and supply restraints from major oil producing countries.

     In the USA, Henry Hub natural gas prices averaged $3.25 per million Btu in the third quarter of 2002, an improvement of 45 cents over the third quarter of 2001, but a drop of 15 cents relative to the second quarter of 2002. Natural gas demand benefited from warmer weather than a year ago. However, stock levels remain high, and so demand in the coming months should be covered.

     Refining margins remained weak in all markets. In Rotterdam, refining margins averaged $1.00 a barrel compared with $1.10 a barrel in the same period last year while in the USA, Gulf Coast margins averaged $2.45 a barrel compared with $3.65 a barrel a year ago. In Asia-Pacific, margins continued to be depressed by overcapacity with the Singapore margin averaging $0.15 a barrel for the quarter compared with $0.50 a barrel a year earlier. Refining margins may improve in the fourth quarter if crude oil supply increases. The margin outlook for 2003 will be strongly influenced by the pace of global economic recovery and political developments in the Middle East.

     Overall chemical margins were somewhat higher than in the third quarter last year and similar to the second quarter of this year. Industry plant capacity utilisation is still low but has improved. Cracker margins in both Europe and the USA were similar to a year ago. Overall the environment is still relatively weak and the outlook remains volatile and dependent on demand growth.

     In Exploration and Production, there were two discoveries in the deepwater Gulf of Mexico in the USA – one in the Great White prospect, where Shell has interests in a number of other adjacent blocks, and one in the Deimos prospect, close to Shell’s Mars production platform. There was also a discovery in Kazakhstan in the Kalamkas prospect. In Tanzania, Shell has been awarded interests in 4 deepwater exploration blocks in the 2nd offshore licensing round. Investment decisions were taken for the development of the Carrack field and Schiehallion expansion in the UK and the South Forcados field in Nigeria. Also in Nigeria, construction commenced of the Ehra deepwater development (Shell interest 43.75%). This has recoverable oil reserves of some 500 million barrels and is due on stream in late 2005. Shell completed the world’s first application of MonoDiameterTM technology in South Texas, USA. This proprietary technology permits a narrower well bore at the surface and a larger well diameter at total depth than is possible with conventional means. This will enable lower drilling costs, the exploitation of previously uneconomic fields and rejuvenation of mature reservoirs.

     The North West Shelf Joint Venture (total Shell direct and indirect interest 22%) in Australia was selected to supply over three million tonnes a year of LNG for 25 years to China’s first LNG import project, the Guangdong LNG terminal, starting from 2005-2006. The sale value to the venture is expected to be around $13.5 billion over the 25 year contract.

     In other Gas & Power related business developments, Shell took delivery of the Galea, the first of four newbuild LNG carriers. The Galea has a capacity of 135,000 cubic metres. Together with the other vessels which will be delivered in 2003 and 2004 it will be used to supply LNG to Shell’s markets. The Group’s 5% interest in HEIN GAS Hamburger Gaswerke GmbH and half of the Group’s 50% interest in Brunei Shell Tankers, an LNG shipping company, were sold and the benefits included in the third quarter results. Earnings do not yet reflect the sale of the Group’s indirect 14.75% interest in Ruhrgas, a gas transmission company in Germany, which is awaiting final approval from the German authorities.

     In Oil Products, the acquisition of Pennzoil-Quaker State Company, the leading passenger car motor-oil marketer in the USA, was completed on October 1st for a price of $22 a share ($1.8 billion) and the assumption of some $1.1 billion of debt. The acquisition makes Shell a leader in the global lubricants market. Plans to integrate the PQS business with Shell’s lubricants activities are progressing well and the closure of seven blending/packaging plants in the USA in 2003 has been announced. The 50% interest held by PQS in Excel Paralubes, a base oil processing facility, is to be divested under terms of the FTC approval of the acquisition. Retail network rationalisation and rebranding in the USA are progressing well; a reduction of some 6000 sites is now planned, and only a limited market share impact is expected. Shell took ownership of 100% of the joint venture Shell & DEA Oil GmbH in Germany at the start of July (previous interest 50%) for a cash consideration of $1.35 billion, to be paid in July 2003.

     In Chemicals, successful completion of a fourth olefins and alcohols unit at Geismar, USA, consolidates Shell’s position as the world’s number one supplier of higher olefins and detergent alcohols. Progress continues to be made on the Nanhai project in China; Shell is a 50% shareholder in the joint venture to build a world-scale petrochemicals plant at Daya Bay in the south of the country to supply the large and rapidly growing domestic market. Both partners expect to consider favourably tomorrow a recommendation to proceed with the investment.

     In Renewables, the closure of solar cell and solar panel manufacturing facilities in the Netherlands was announced. This restructuring will improve Shell’s competitive position in the global photovoltaics market.

     Royal Dutch and Shell Transport continued their share buyback programmes. Some 10.3 million shares in Royal Dutch and 45.2 million shares in Shell Transport were purchased in the quarter under these programmes (0.49% and 0.46% respectively of the issued share capital at the end of 2001) for a total consideration of $0.7 billion. So far this year, 0.84% of Royal Dutch shares and 0.82% of Shell Transport shares have been bought back for a total consideration of $1.3 billion, and a further $1 billion has been used for share purchases to underpin employee share option schemes.

Earnings by industry segment

Exploration and Production

THIRD QUARTER				NINE MONTHS

2002	2001	%		2002	2001	%

$ million				$ million
1,699	1,768	-4	Segment earnings	5,028	6,786	-26
15	(10)		Special credits/(charges)	80	(24)
1,684	1,778	-5	Adjusted segment earnings	4,948	6,810	-27
2,474	2,197	+13	Crude oil production (thousand b/d)	2,363	2,207	+7
8,523	8,279	+3	Natural gas production available for sale (million scf/d)	9,114	8,779	+4

     Adjusted third quarter earnings of $1,684 million were 5% lower than a year ago. The benefit of a 9% increase in hydrocarbon production was more than offset by the impact of a one-off charge of some $300 million on provisions for deferred taxation, resulting from fiscal changes in the UK. Oil realisations were up 6% whilst gas realisations were 2% lower. Depreciation was $490 million higher than a year ago and included $280 million related to the acquisition of Enterprise Oil plc (Enterprise) in the UK. Higher costs due to the weaker dollar, the effects of hurricanes in the USA and spend on the early stages of several growth projects were partly offset by other non-recurring net tax benefits of some $120 million.

     The 9% improvement in total hydrocarbon production comprised a 13% increase in oil production and a 3% increase in gas production.

     Oil production benefited from the acquisition earlier this year of Enterprise and an additional interest in the Draugen field in Norway, and from new fields in the USA and Denmark. These increases were partly offset by lower OPEC production quotas, mainly in Nigeria (equivalent to some 30 thousand barrels of oil per day), normal field declines mainly in the USA, the UK, Oman and Gabon and divestments in New Zealand and elsewhere.

     Gas production benefited from the acquisition of Enterprise and from new fields in the USA. These increases were partly offset by the effects of generally warmer weather in Europe, normal field declines in the USA, divestments in New Zealand and lower demand, mainly in the UK.

     The acquisition of Enterprise contributed some 230 thousand barrels of oil equivalent a day to the volume increase. Excluding this volume, production was 2% higher than a year ago. In particular, hydrocarbon production in the deepwater Gulf of Mexico in the USA grew by 83 thousand barrels of oil equivalent a day, benefiting from higher production at the Brutus platform.

     Capital investment in the quarter of $2.5 billion was 52% higher than the corresponding period last year and included exploration expense of $0.2 billion. This higher spending reflected investment in various major growth projects including Athabasca Oil Sands in Canada, the offshore developments of Na Kika in the USA and Bonga and EA in Nigeria. Production from EA and from the Penguins field in the UK will commence in the fourth quarter and from Athabasca in the first quarter 2003.

Gas & Power

THIRD QUARTER				NINE MONTHS

2002	2001	%		2002	2001	%

$ million				$ million
196	298	-34	Segment earnings	578	1,043	-45
69	(2)		Special credits/(charges)	86	(2)
127	300	-58	Adjusted segment earnings	492	1,045	-53
2.35	2.25	+4	Global equity LNG sales volume (million tonnes)	6.55	6.53	—

     Adjusted earnings for the quarter were $127 million compared to $300 million a year ago. The decrease was primarily due to the benefit last year of non-recurring income in the US natural gas liquids business and reduced marketing and trading earnings this quarter. LNG volumes were 4% higher than a year ago at 2.35 million tonnes, a third quarter record, mainly due to higher short-term sales into the Atlantic Basin. Earnings from LNG were down mainly due to timing of dividends and slightly lower margins.

     The segment earnings of $196 million included special credits of $84 million from the sale of Shell’s interest in HEIN GAS and from the sale of half of Shell’s interest in Brunei Shell Tankers. A special charge of $15 million relating to asset write downs in the USA is also included.

Oil Products

THIRD QUARTER				NINE MONTHS

2002	2001	%		2002	2001	%

$ million				$ million
583	779	-25	Segment earnings	1,270	2,782	-54
56	(20)		Special credits/(charges)	(45)	(10)
527	799	-34	Adjusted segment earnings	1,315	2,792	-53
4,130	3,410	+21	Refinery intake (thousand b/d)	4,051	3,420	+18
7,657	6,073	+26	Oil product sales (thousand b/d)	7,428	6,111	+22

     Third quarter earnings on an adjusted CCS basis of $527 million were 34% below a year ago. Earnings were significantly lower in refining, as the very weak refining environment continued. Marketing and trading earnings were also lower.

     Relative to a year earlier the results for the quarter included Shell’s 100% ownership (effective July 1st) of the former joint venture with DEA in Germany that was formed in January 2002 and in the USA the consolidation of Equilon (now 100% owned), together with an increased equity share of the earnings of Motiva (now 50% owned). Benefits from the restructuring and integration activities in both the USA and Germany continued to grow.

     Outside the USA, adjusted CCS earnings for the quarter were $464 million compared with $704 million a year ago. Refining earnings declined due to the lower industry margins in both Rotterdam and Singapore and higher costs arising from the weaker dollar. Overall refinery utilisation was lower than a year earlier but rose significantly from the low second quarter levels. Refinery intake was 13% higher than a year ago reflecting the acquisition of DEA refinery assets. Marketing earnings were also lower. Gross fuels margins were lower than a year earlier but improved from the second quarter; marketing costs were adversely affected by exchange rate effects. Total inland sales volumes rose 11%, essentially because of the larger market position in Germany. Trading earnings were down due to limited regional arbitrage opportunities. Shipping earnings were adversely affected by the decline in freight rates relative to a year ago.

     In the USA, adjusted earnings were $63 million compared with $95 million a year ago. Earnings for the quarter benefited from a permanent inventory reduction. Earnings from refining were lower with industry margins on both the US West Coast and Gulf Coasts significantly below the levels seen in the third quarter 2001. Shell refining margins were adversely impacted by a lower differential between light and heavy crude prices relative to a year ago. Refinery utilisation was unchanged from a year earlier. Reported refinery intake rose by 56% reflecting the increase in Shell’s equity ownership in Equilon and Motiva. Marketing earnings were slightly lower as a result of lower gasoline margins on the Gulf and East Coasts partially offset by lower marketing expenses.

     Segment earnings included net special credits of $56m in the USA; gains on the sale of crude pipeline assets were partially offset by increases in provisions for legal and environmental costs.

Chemicals

THIRD QUARTER				NINE MONTHS

2002	2001	%		2002	2001	%

$ million				$ million
164	15	+993	Segment earnings	361	328	+10
—	(13)		Special credits/(charges)	(10)	120
164	28	+486	Adjusted segment earnings	371	208	+78

     Adjusted earnings for the quarter were $164 million compared with $28 million last year. Record earnings were achieved in the styrene monomer/propylene oxide business while results from Basell, the polyolefins joint venture, were significantly improved. Earnings benefited from volumes that were some 8% higher than a year ago, mainly reflecting capacity expansions, and from lower unit costs. Margins were up overall with particular improvements in polyolefins and styrene monomer. However, cracker margins remained weak in the USA as the economics of cracking the liquid feedstocks used by Shell remained relatively unfavourable compared with the more commonly used ethane feedstocks.

Other industry segments

THIRD QUARTER			NINE MONTHS

2002	2001		2002	2001

$ million			$ million
42	(71)	Segment earnings	(88)	(185)
38	—	Special credits/(charges)	38	—
4	(71)	Adjusted segment earnings	(126)	(185)

     Adjusted earnings for the quarter of $4 million were $75 million higher than a year ago, mainly due to the timing of cost recoveries. Excluding this effect, results were better mainly due to operating improvements in SESCo, a retail energy business in the USA.

     Segment results included a net special credit of $38 million. A gain on sale of Pulse, a retailer of electricity and gas in Australia, was partly offset by asset write downs.

Corporate

THIRD QUARTER			NINE MONTHS

2002	2001		2002	2001

$ million			$ million
(214)	(76)	Segment earnings	(536)	(277)
—	—	Special credits/(charges)	—	—
(214)	(76)	Adjusted segment earnings	(536)	(277)

     Adjusted third quarter results were a charge of $214 million compared to a charge of $76 million a year ago. The increased charge resulted mainly from the effect of higher net borrowings, partly offset by lower interest rates, on net interest expense. The results also included a one-off interest charge resulting from tax adjustments.

Note

     The results shown for the third quarter and nine months are unaudited.

     Results for the fourth quarter together with the final dividend proposals for 2002 are expected to be announced on February 6, 2003.

October 31, 2002

Statement of income

QUARTERS					NINE MONTHS

Q3	Q2	Q3
2002	2002	2001	%*		2002	2001	%

$ million					$ million
63,401	57,611	43,079	+47	Sales proceeds	171,281	136,887	+25
14,518	13,221	10,430		Sales taxes, excise duties and similar levies	40,433	31,401

48,883	44,390	32,649	+50	Net proceeds	130,848	105,486	+24
41,271	37,868	26,310		Cost of sales	110,600	83,254

7,612	6,522	6,339	+20	Gross profit	20,248	22,232	-9
2,807	2,703	2,185		Selling, distribution and administrative expenses	7,944	6,388
161	304	205		Exploration	640	538
121	130	110		Research and development	337	237

4,523	3,385	3,839	+18	Operating profit of Group companies	11,327	15,069	-25
709	734	786		Share of operating profit of associated companies	2,124	3,003

5,232	4,119	4,625	+13	Operating profit	13,451	18,072	-26
211	177	296		Interest and other income	572	876
441	261	273		Interest expense	943	887
(32)	(38)	(44)		Currency exchange gains/(losses)	(100)	2

4,970	3,997	4,604	+8	Income before taxation	12,980	18,063	-28
2,275	1,781	2,082		Taxation	5,800	7,798

2,695	2,216	2,522	+7	Income after taxation	7,180	10,265	-30
64	4	68		Minority interests	75	313

2,631	2,212	2,454	+7	NET INCOME	7,105	9,952	-29

*	Q3 on Q3 change

Earnings by industry segment

QUARTERS					NINE MONTHS

Q3	Q2	Q3
2002	2002	2001	%*		2002	2001	%

$ million					$ million
				Exploration and Production:
1,173	1,257	1,343	-13	World outside USA	3,636	4,826	-25
526	502	425	+24	USA	1,392	1,960	-29

1,699	1,759	1,768	-4		5,028	6,786	-26

				Gas & Power:
211	108	179	+18	World outside USA	575	780	-26
(15)	20	119	—	USA	3	263	-99

196	128	298	-34		578	1,043	-45

				Oil Products:
464	322	704	-34	World outside USA	1,168	2,424	-52
119	4	75	+59	USA	102	358	-72

583	326	779	-25		1,270	2,782	-54

				Chemicals:
189	145	64	+195	World outside USA	429	421	+2
(25)	(23)	(49)		USA	(68)	(93)	—

164	122	15	+993		361	328	+10

42	(89)	(71)		Other industry segments	(88)	(185)

2,684	2,246	2,789	-4	TOTAL OPERATING SEGMENTS	7,149	10,754	-34

				Corporate:
(268)	(120)	(82)		Interest income/(expense)	(503)	(179)
(16)	32	(19)		Currency exchange gains/(losses)	9	8
70	(60)	25		Other - including taxation	(42)	(106)

(214)	(148)	(76)			(536)	(277)

						—
(51)	2	(72)		Minority interests	(17)	(318)

2,419	2,100	2,641	-8	CCS EARNINGS	6,596	10,159	-35

212	112	(187)		CCS adjustment	509	(207)

2,631	2,212	2,454	+7	NET INCOME	7,105	9,952	-29

*	Q3 on Q3 change

Summarised statement of assets and liabilities

	Sept 30	June 30	Sept 30
	2002	2002	2001

	$ million
Fixed assets:
Tangible fixed assets	75,882	74,535	48,091
Intangible fixed assets	1,362	1,304	915
Investments	20,214	20,582	22,594

	97,458	96,421	71,600

Other long-term assets	8,280	8,744	7,978
Current assets:
Inventories	10,295	9,451	7,361
Accounts receivable	25,911	23,467	20,319
Short-term securities	5	1	31
Cash and cash equivalents	4,318	4,141	6,985

	40,529	37,060	34,696

Current liabilities:
Short-term debt	14,331	11,574	2,522
Accounts payable and accrued liabilities	27,713	23,299	19,808
Taxes payable	7,056	5,905	6,614
Dividends payable to Parent Companies	—	3,168	—

	49,100	43,946	28,944

Net current assets/(liabilities)	(8,571)	(6,886)	5,752

Total assets less current liabilities	97,167	98,279	85,330

Long-term liabilities:
Long-term debt	5,225	6,518	3,611
Other	5,761	6,009	4,217

	10,986	12,527	7,828

Provisions:
Deferred taxation	12,568	12,383	7,922
Other	6,839	6,717	4,902

	19,407	19,100	12,824

Minority interests	3,517	5,396	2,803

NET ASSETS	63,257	61,256	61,875

Summarised statement of cash flows (Note 3)

QUARTERS				NINE MONTHS

Q3	Q2	Q3
2002	2002	2001		2002	2001

$ million				$ million
			CASH FLOW PROVIDED BY OPERATING ACTIVITIES:
2,631	2,212	2,454	Net income	7,105	9,952
2,228	2,036	1,568	Depreciation, depletion and amortisation	6,014	4,446
(156)	(11)	(17)	(Profit)/loss on sale of assets	(329)	(134)
1,091	(903)	(345)	Decrease/(increase) in net working capital	(580)	(819)
			Associated companies:
65	64	66	dividends more/(less) than net income	83	(318)
185	(172)	368	Deferred taxation and other provisions	26	670
(440)	(74)	(560)	Other	(352)	(1,035)

5,604	3,152	3,534	Cash flow provided by operating activities	11,967	12,762

			CASH FLOW USED IN INVESTING ACTIVITIES:
(3,534)	(7,818)	(1,984)	Capital expenditure	(15,433)	(5,977)
376	225	121	Proceeds from sale of assets	836	1,087
(152)	(72)	(89)	Net investments in associated companies	(489)	(294)
29	84	228	Movement in other investments	32	(218)

(3,281)	(7,581)	(1,724)	Cash flow used in investing activities	(15,054)	(5,402)

			CASH FLOW PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
(1,869)	2,145	(138)	Net increase/(decrease) in long-term debt	(1,644)	(597)
2,894	6,334	(1,090)	Net increase/(decrease) in short-term debt	9,861	(617)
10	19	47	Change in minority interests	415	(189)
(3,172)	(3,493)	(3,394)	Dividends paid to: Parent Companies	(6,961)	(9,406)
(30)	(71)	(39)	Minority interests	(174)	(152)

(2,167)	4,934	(4,614)	Cash flow provided by/(used in) financing activities	1,497	(10,961)

29	(719)	124	Parent Companies’ shares: net sales/(purchases) and	(875)	(656)
			dividends received
(8)	134	181	Currency translation differences relating to cash and cash equivalents	113	(189)

177	(80)	(2,499)	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(2,352)	(4,446)

Operational data

QUARTERS					NINE MONTHS

Q3	Q2	Q3
2002	2002	2001	%*		2002	2001	%

thousand b/d				CRUDE OIL PRODUCTION	thousand b/d
710	783	522		Europe	682	543
1,196	1,084	1,168		Other Eastern Hemisphere	1,134	1,159
463	441	402		USA	440	404
105	105	105		Other Western Hemisphere	107	101

2,474	2,413	2,197	+13		2,363	2,207	+7

million scf/d **				NATURAL GAS PRODUCTION AVAILABLE FOR SALE	million scf/d**
2,537	2,844	2,669		Europe	3,310	3,498
3,518	3,223	3,342		Other Eastern Hemisphere	3,455	3,034
1,780	1,665	1,592		USA	1,671	1,595
688	654	676		Other Western Hemisphere	678	652

8,523	8,386	8,279	+3		9,114	8,779	+4

million scm/d ***					million scm/d***
72	81	75		Europe	94	99
100	91	95		Other Eastern Hemisphere	98	86
50	47	45		USA	47	45
19	18	19		Other Western Hemisphere	19	18

241	237	234	+3		258	248	+4

million tonnes				LIQUEFIED NATURAL GAS (LNG)	million tonnes
2.35	1.76	2.25	+4	Global equity LNG sales volume	6.55	6.53	—
$/bbl				Realised Oil Prices	$/bbl
25.18	23.52	23.88		WOUSA	22.90	25.00
24.84	23.28	23.12		USA	22.11	23.54
25.13	23.48	23.74		Global	22.77	24.75
$/thousand scf				Realised Gas Prices	$/thousand scf
1.97	2.07	2.16		WOUSA	2.05	2.42
3.23	3.47	2.95		USA	3.04	5.14
2.28	2.39	2.33		Global	2.26	3.01

*	Q3 on Q3 change

**	scf/d = standard cubic feet per day

***	scm/d = standard cubic metres per day

Operational data (continued)

QUARTERS					NINE MONTHS

Q3	Q2	Q3
2002	2002	2001	%*		2002	2001	%

thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE**
1,792	1,642	1,377		Europe	1,744	1,377
925	908	989		Other Eastern Hemisphere	925	1,017
1,056	1,085	678		USA	1,075	662
357	202	366		Other Western Hemisphere	307	364

4,130	3,837	3,410	+21		4,051	3,420	+18

				OIL SALES**
2,889	2,893	2,093		Gasolines	2,826	2,122
862	740	675		Kerosines	775	673
2,453	2,234	1,923		Gas/Diesel oils	2,314	1,920
687	790	688		Fuel oil	750	711
766	739	694		Other products	763	685

7,657	7,396	6,073	+26	Total oil products***	7,428	6,111	+22
5,038	5,284	4,390		Crude oil	5,045	4,384

12,695	12,680	10,463	+21	Total oil sales	12,473	10,495	+19

				***comprising
2,240	2,143	1,831		Europe	2,192	1,854
1,281	1,302	1,259		Other Eastern Hemisphere	1,280	1,247
2,257	2,239	1,341		USA	2,202	1,307
788	777	793		Other Western Hemisphere	774	805
1,091	935	849		Export sales	980	898
				CHEMICAL SALES — NET PROCEEDS****
$ million					$ million
1,100	1,010	934		Europe	2,920	2,868
628	528	438		Other Eastern Hemisphere	1,540	1,253
1,228	1,203	1,134		USA	3,469	3,957
158	113	77		Other Western Hemisphere	355	223

3,114	2,854	2,583	+21		8,284	8,301

*	Q3 on Q3 change

**	2002 numbers include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva volumes. The 2001 numbers have been presented to include the ownership interests in the volumes prevailing at that time. Details of this and other updates to Oil Products volume reporting can be found on Shell’s website at www.shell.com/investor.

****	Excluding proceeds from chemical trading activities

Capital investment

QUARTERS				NINE MONTHS

Q3	Q2	Q3
2002	2002	2001		2002	2001

$ million				$ million
			Capital expenditure:
			Exploration and Production:
1,794	6,513	1,020	World outside USA	9,555	3,631
501	487	368	USA	1,329	918

2,295	7,000	1,388		10,884	4,549

			Gas & Power:
184	34	92	World outside USA	283	176
1	4	18	USA	6	28

185	38	110		289	204

			Oil Products:
			Refining:
1,103	149	80	World outside USA	1,298	192
218	120	—	USA	1,628	1

1,321	269	80		2,926	193

			Marketing:
753	255	223	World outside USA	1,214	479
36	14	—	USA	649	—

789	269	223		1,863	479

			Chemicals:
65	65	39	World outside USA	186	102
103	120	122	USA	289	368

168	185	161		475	470

111	57	22	Other segments	331	82

4,869	7,818	1,984	TOTAL CAPITAL EXPENDITURE	16,768	5,977

			Exploration expense:
132	257	106	World outside USA	484	369
28	53	99	USA	154	183

160	310	205		638	552

			New equity investments in associated companies:
56	37	56	World outside USA	131	288
17	19	19	USA	220	133

73	56	75		351	421

246	133	88	New loans to associated companies	539	248
—	—	—	Other investments	—	224

5,348	8,317	2,352	TOTAL CAPITAL INVESTMENT*	18,296	7,422

			*comprising
2,457	7,313	1,612	Exploration and Production	11,529	5,360
199	64	124	Gas & Power	346	500
2,126	557	307	Oil Products	5,015	710
208	193	168	Chemicals	535	482
112	57	53	Other segments	332	122
246	133	88	New loans to associated companies	539	248

5,348	8,317	2,352		18,296	7,422

Special items (Note 4)

QUARTERS				NINE MONTHS

Q3	Q2	Q3
2002	2002	2001	credits/(charges)	2002	2001

$ million				$ million
			Exploration and Production:
			World outside USA
—	(68)	—	Restructuring and redundancy	(68)	—
15	18	—	Asset disposals/impairment	47	—
			USA
—	—	—	Asset disposals/impairment	101	—
—	—	(10)	Other	—	(24)

15	(50)	(10)		80	(24)

			Gas & Power:
			World outside USA
—	—	(2)	Restructuring and redundancy	—	(2)
84	—	—	Asset disposals/impairment	84	—
—	(21)	—	Other	(21)	—
			USA
—	—	(10)	Restructuring and redundancy	—	(10)
(15)	—	10	Asset disposals/impairment	23	10

69	(21)	(2)		86	(2)

			Oil Products:
			World outside USA
—	—	—	Restructuring and redundancy	(31)	—
—	—	—	Asset disposals/impairment	(26)	—
—	—	—	Other	—	10
			USA
92	—	—	Asset disposals/impairment	92	—
(36)	(21)	(20)	Other	(80)	(20)

56	(21)	(20)		(45)	(10)

			Chemicals:
			World outside USA
—	—	(13)	Asset disposals/impairment	—	120
			USA
—	(10)	—	Other	(10)	—

—	(10)	(13)		(10)	120

			Other industry segments:
38	—	—	Asset disposals/impairment	38	—
			Minority Interests
—	—	—	Asset disposals/impairment	11	—

178	(102)	(45)	SPECIAL ITEMS	160	84

Adjusted CCS earnings by industry segment

	QUARTERS				NINE MONTHS

Q3	Q2	Q3
2002	2002	2001	% *		2002	2001	%

$ million					$ million
				Exploration and Production:
1,158	1,307	1,343	-14	World outside USA	3,657	4,826	-24
526	502	435	+21	USA	1,291	1,984	-35

1,684	1,809	1,778	-5		4,948	6,810	-27

				Gas & Power:
127	129	181	-30	World outside USA	512	782	-35
—	20	119	-100	USA	(20)	263	—

127	149	300	-58		492	1,045	-53

				Oil Products:
464	322	704	-34	World outside USA	1,225	2,414	-49
63	25	95	-34	USA	90	378	-76

527	347	799	-34		1,315	2,792	-53

				Chemicals:
189	145	77	+145	World outside USA	429	301	+43
(25)	(13)	(49)	—	USA	(58)	(93)	—

164	132	28	+486		371	208	+78

4	(89)	(71)		Other industry segments	(126)	(185)

2,506	2,348	2,834	-12	TOTAL OPERATING SEGMENTS	7,000	10,670	-34

				Corporate:
(268)	(120)	(82)		Interest income/(expense)	(503)	(179)
(16)	32	(19)		Currency exchange gains/(losses)	9	8
70	(60)	25		Other - including taxation	(42)	(106)

(214)	(148)	(76)			(536)	(277)

(51)	2	(72)		Minority interests	(28)	(318)

2,241	2,202	2,686	-17	ADJUSTED CCS EARNINGS	6,436	10,075	-36

*	Q3 on Q3 change

Proforma earnings per share (Note 5)

QUARTERS				NINE MONTHS

Q3	Q2	Q3
2002	2002	2001		2002	2001

			ROYAL DUTCH
0.77	0.69	0.78	Net income per share (€)	2.19	3.13
0.76	0.63	0.70	Net income per share ($)	2.03	2.81
0.69	0.60	0.75	CCS earnings per share ($)	1.89	2.87
0.65	0.69	0.86	Adjusted CCS earnings per share (€)	1.99	3.17
0.64	0.63	0.76	Adjusted CCS earnings per share ($)	1.84	2.84
			SHELL TRANSPORT
7.0	6.2	7.0	Net income per share (pence)	19.7	28.0
0.65	0.55	0.60	Net income per ADR ($)	1.75	2.42
0.60	0.52	0.65	CCS earnings per ADR ($)	1.63	2.47
6.0	6.2	7.6	Adjusted CCS earnings per share (pence)	17.9	28.4
0.56	0.54	0.66	Adjusted CCS earnings per ADR ($)	1.59	2.45

Notes

NOTE 1.	Accounting policies

     The Group’s accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2001 Annual Reports and Accounts on pages 50 to 52.

     US accounting standard FAS 142 (Goodwill and Other Intangible Assets) requires that goodwill, and other intangibles with an indefinite life, are no longer amortised but instead tested for recoverability. This standard is effective for the Group from the first quarter, 2002 and adoption has not had a significant effect.

NOTE 2.	Earnings on an estimated current cost of supplies (CCS) basis

     On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

NOTE 3.	Statement of cash flows

     This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 4.	Special items

     Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings.

NOTE 5.	Proforma earnings per share

     Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2001 Annual Reports and Accounts in Note 1 on page 50). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40.

     For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

     In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders’ meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on May 16, 2002 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

Earnings per share calculations are based on the following weighted average number of shares:

				Nine	Nine
	Q3	Q2	Q3	months	months
	2002	2002	2001	2002	2001

Royal Dutch shares of €0.56 (millions)	2,088.4	2,098.5	2,112.2	2,095.8	2,126.1
Shell Transport shares of 25p (millions)	9,689.5	9,734.3	9,796.3	9,722.6	9,860.2

     Shares at the end of the following periods are:

	Q3	Q2	Q3
	2002	2002	2001

Royal Dutch shares of €0.56 (millions)	2,083.7	2,094.0	2,101.4
Shell Transport shares of 25p (millions)	9,668.5	9,713.7	9,748.6

     One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 1 November 2002

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)